                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  (AMENDMENT NO. 1)*


                         BIG BUCK BREWERY & STEAKHOUSE, INC.
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                                   (Name of Issuer)


                                     COMMON STOCK
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                            (Title of Class of Securities)


                                      089072 10 2
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                                    (CUSIP Number)

                                 WILLIAM F. ROLINSKI
                              550 SOUTH WISCONSIN STREET
                               GAYLORD, MICHIGAN  49734
                                    (517) 731-0401
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    JUNE 13, 1999
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               (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / / .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


-----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                            (Continued on following pages)

                                  Page 1 of 5 Pages

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------------------------------                  -------------------------------
 CUSIP No.    089072 10 2            13D               Page 2 of 5 Pages
------------------------------                  -------------------------------

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 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                WILLIAM F. ROLINSKI


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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

                PF

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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                 / /


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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

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                7   SOLE VOTING POWER

   NUMBER OF                  889,358
    SHARES     ----------------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
     EACH                     0
   REPORTING   ----------------------------------------------------------------
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH
                              889,358
               ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                              0

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     889,358
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.3%
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 14   TYPE OF REPORTING PERSON*

                     IN
-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     William F. Rolinski (the "Shareholder") hereby amends his statement on
Schedule 13D (the "Schedule 13D") originally filed on July 11, 1996 with respect to his beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Big Buck Brewery & Steakhouse, Inc. (f/k/a Michigan Brewery, Inc.), a Michigan corporation (the "Company"). Items 1, 2, 5 and 6 of the Schedule 13D are hereby amended and restated to read as follows:

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock of Big Buck Brewery & Steakhouse, Inc., a Michigan corporation, which has its principal executive offices at 550 South Wisconsin Street, Gaylord, Michigan 49734.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  This Schedule 13D is being filed by William F. Rolinski.

         (b) The business address of the Shareholder is 550 South Wisconsin Street, Gaylord, Michigan 49734.

         (c) The present principal occupation or employment of the Shareholder is Chief Executive Officer, President and Chairman of the Board of the Company.

         (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Shareholder is a United States citizen.


                                  Page 3 of 5 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Shareholder beneficially owned 889,358 shares of Common Stock, representing 16.3% of the class, as of June 14, 1999. Such number includes 840,608 shares of Common Stock and options to purchase 48,750 shares of Common Stock, at prices ranging from $3.00 to $4.75 per share, which are exercisable within 60 days of June 14, 1999.

         (b) The Shareholder has sole power to vote and to dispose of all the shares described herein.

         (c)  Not applicable.

         (d) The Shareholder knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 13, 1999, the escrow agreement the Shareholder had entered into with the State of Minnesota, which prohibited the transfer of the shares reported herein, terminated.


                                  Page 4 of 5 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    June 14, 1999




                              /s/ William F. Rolinski
                              ------------------------------------------
                              William F. Rolinski
                              Chief Executive Officer, President and
                              Chairman of the Board


                                  Page 5 of 5 Pages